As filed with the Securities and Exchange Commission on April 16, 2021

Registration No. 333-239730

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Post-Effective Amendment No. 1 to

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Coronado Global Resources Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	83-1780608 (I.R.S. Employer Identification Number)

Level 33, Central Plaza One, 345 Queen Street

Brisbane, Queensland, Australia 4000

(61) 7 3031 7777

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Richard Rose

Vice President, Chief Legal Officer and Secretary

Coronado Global Resources Inc.

100 Bill Baker Way

Beckley, West Virginia 25801

(681) 207-7263

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Michael J. Solecki

Andrew C. Thomas

Jones Day

North Point

901 Lakeside Avenue

Cleveland, Ohio 44114-1190

Phone: (216) 586-3939

Fax: (216) 579-0212

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑

Non-accelerated filer ☐	Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(1)(2)	Proposed Maximum Aggregate Offering Price(1)(3)	Amount of Registration Fee(1)
Primary Offering:
Common Stock, par value $0.01 per share(4)(12)
CHESS Depositary Interests, each representing 1/10th of a share of Common Stock, par value $0.01 per share(5)(12)
Preferred Stock, par value $0.01 per share(6)(12)
Depositary Shares(7)(12)
Subscription Rights(9)(12)
Debt Securities(10)(12)
Units(11)(12)
Total Primary Offering	$300,000,000	100%	$300,000,000 (13)	$38,940.00(14)
Secondary Offering:
Common Stock, par value $0.01 per share	77,308,103 shares	$6.57	$507,914,237	$65,927.27(14)
Total			$807,914,237	$104,867.27(14)

(1)	With respect to the primary offering, not specified as to each class of securities to be registered pursuant to General Instruction II.D. to Form S-3. With respect to the secondary offering, pursuant to Rule 416(a) under the Securities Act of 1933, or the Securities Act, this registration statement on Form S-3, or this Registration Statement, also covers additional securities that may be offered or issued in connection with any stock split, stock dividend or similar transaction.

(2)	The proposed maximum offering price per unit with respect to the primary offering will be determined from time to time by the registrant in connection with the issuance by the registrant of the securities registered hereunder. The proposed maximum offering price per unit with respect to the secondary offering is estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act based on $6.57, which is the average of the high and low sale prices per share of the Common Stock (traded as 10 CHESS Depositary Interests, or CDIs) on the Australian Securities Exchange, or the ASX, expressed in US dollars, as of a date (July 1, 2020) within 5 business days prior to filing this Registration Statement. The price of the Common Stock is calculated as the average of the high and low sale prices of the CDIs as reported on the ASX multiplied by 10 (to account for the 10-to-1 ratio of CDIs to shares of Common Stock) and then multiplied by the spot exchange rate for that day (A$1.00 = US$0.6915, as reported by Bloomberg).

(3)	With respect to the primary offering, estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act. With respect to the secondary offering, calculated pursuant to Rule 457(c) under the Securities Act.
(4)	Subject to note (13) below, with respect to the primary offering, there is being registered an indeterminate number of shares of common stock.
(5)	Subject to note (13) below, with respect to the primary offering, there is being registered an indeterminate number of CDIs.
(6)	Subject to note (13) below, with respect to the primary offering, there is being registered an indeterminate number of shares of preferred stock.
(7)

Subject to note (13) below, with respect to the primary offering, there is being registered an indeterminate number of depositary shares to be evidenced by depositary receipts issued pursuant to a deposit agreement. If the registrant elects to offer to the public fractional interests in shares of preferred stock, then depositary receipts will be distributed to those persons purchasing the fractional interests and the shares will be issued to the depositary under the deposit agreement.

(8)

Subject to note (13) below, with respect to the primary offering, there is being registered hereunder an indeterminate amount and number of warrants. The warrants may represent the right to purchase shares of common stock, CDIs, shares of preferred stock, depositary shares or debt securities.

(9)

Subject to note (13) below, with respect to the primary offering, there is being registered an indeterminate number of subscription rights that may represent a right to purchase shares of common stock, CDIs, shares of preferred stock, depositary shares or debt securities.

(10)	Subject to note (13) below, with respect to the primary offering, there is being registered an indeterminate principal amount of debt securities.
(11)

Subject to note (13) below, with respect to the primary offering, there is being registered an indeterminate number of units. Each unit will be issued under a unit agreement and will represent an interest in a combination of one or more of the securities registered hereunder.

(12)

Subject to note (13) below, with respect to the primary offering, this Registration Statement also covers an indeterminate amount of securities as may be issued in exchange for, or upon conversion or exercise of, as the case may be, the common stock, CDIs, preferred stock, depositary shares, debt securities, warrants or subscription rights registered hereunder. Any securities registered hereunder may be sold separately or as units with other securities registered hereunder. No separate consideration will be received for any securities registered hereunder that are issued in exchange for, or upon conversion of, as the case may be, the common stock, CDIs, preferred stock, depositary shares, warrants or subscription rights.

(13)

With respect to the primary offering, in no event will the aggregate initial offering price of all securities issued from time to time pursuant to the prospectus contained in this Registration Statement exceed $300,000,000 or the equivalent thereof in one or more foreign currencies or foreign currency units. Such amount represents the offering price of any common stock, CDIs, preferred stock and depositary shares, the principal amount of any debt securities issued at their stated principal amount, the issue price rather than the principal amount of any debt securities issued at an original issue discount, the issue price of any warrants, the exercise price of any securities issuable upon the exercise of warrants and the issue price of any securities issuable upon the exercise of subscription rights. The aggregate principal amount of debt securities may be increased if any debt securities are issued at an original issue discount by an amount such that the offering price to be received by the registrant shall be equal to the above amount to be registered. Any offering of securities denominated other than in United States dollars will be treated as the equivalent of United States dollars based on the exchange rate applicable to the purchase of such securities at the time of initial offering. The securities registered hereunder may be sold separately or as units with other securities registered hereunder.

(14)	Previously paid.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (Registration No. 333-239730) (the “Registration Statement”) of Coronado Global Resources Inc. is being filed solely to file (1) the Consent of Independent Registered Public Accounting Firm attached as Exhibit 23.1 hereto and (2) the Consent of Marshall Miller & Associates, Inc. attached as Exhibit 23.2 hereto. With the exception of the foregoing, no changes or additions are being made hereby to the base prospectus that already forms a part of the Registration Statement. Accordingly, such base prospectus is being omitted from this filing.

ITEM 16. Exhibits

Exhibit Number	Description of Exhibit
23. 1	Consent of Ernst & Young.
23. 2	Consent of Marshall Miller & Associates, Inc.

II-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Coronado Global Resources Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beckley, State of West Virginia, on this 16th day of April, 2021.

CORONADO GLOBAL RESOURCES INC.

By:	/s/ Richard Rose
Richard Rose
Vice President, Chief Legal Officer and Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
*	Managing Director and Chief Executive	April 16, 2021
Garold Spindler	Officer (Principal Executive Officer)
/s/ Gerhard Ziems	Group Chief Financial Officer (Principal	April 16, 2021
Gerhard Ziems	Financial and Accounting Officer)
*	Director	April 16, 2021
William Koeck
*	Director	April 16, 2021
Philip Christensen
*	Director	April 16, 2021
Sherry L. Buck
*	Director	April 16, 2021
Sir Michael Davis
*	Director	April 16, 2021
Greg Pritchard
*	Director	April 16, 2021
Ernie Thrasher
*	Director	April 16, 2021
Laura Tyson

* The undersigned, by signing his name hereto, does hereby sign this registration statement on behalf of each of the above-indicated directors or officers of the registrant pursuant to powers of attorney executed by such directors or officers.

By:	/s/ Richard Rose
Richard Rose
Attorney-in-Fact

II-2